Exhibit 99.2

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and June 30, 2022

(Amounts expressed in thousands of U.S. Dollars)

		December 31,	June 30,
	Note	2021	2022
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	3	23,508	24,546
Deferred financing costs		5,564	208
Other non-current assets	6	4,866	4,653
Derivative financial instruments, non-current portion	15	1,913	5,122
Tangible fixed assets	4	5,002,829	4,600,855
Vessels under construction	4	22,939	136,782
Right-of-use assets	5	363,035	420,789
Total non-current assets		5,434,165	5,202,466
Current assets
Vessels held for sale		—	113,435
Trade and other receivables		28,595	36,843
Dividends receivable and other amounts due from related parties	8	18	14
Derivative financial instruments, current portion	15	596	4,100
Inventories		8,327	8,690
Prepayments and other current assets		5,798	5,878
Short-term cash deposits		—	10,000
Cash and cash equivalents		282,246	271,777
Total current assets		325,580	450,737
Total assets		5,759,745	5,653,203
Equity and liabilities
Equity
Preference shares	13	46	46
Share capital	13	954	954
Contributed surplus		692,536	658,888
Reserves		15,322	15,104
(Accumulated deficit)/Retained earnings		(65,117)	25,407
Equity attributable to owners of the Group		643,741	700,399
Non-controlling interests		924,630	920,058
Total equity		1,568,371	1,620,457
Current liabilities
Trade accounts payable		15,892	23,642
Ship management creditors	8	119	213
Amounts due to related parties	8	27	28
Derivative financial instruments, current portion	15	25,518	4,494
Other payables and accruals	12	153,501	149,785
Borrowings, current portion	7	553,161	291,850
Lease liabilities, current portion	5	30,905	41,758
Total current liabilities		779,123	511,770
Non-current liabilities
Derivative financial instruments, non-current portion	15	28,694	7,635
Borrowings, non-current portion	7	3,105,059	3,125,931
Lease liabilities, non-current portion	5	271,945	300,535
Other non-current liabilities	4	6,553	86,875
Total non-current liabilities		3,412,251	3,520,976
Total equity and liabilities		5,759,745	5,653,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2021	2022	2021	2022
Revenues	9	173,010	216,096	378,337	429,819
Voyage expenses and commissions		(5,681)	(1,995)	(9,593)	(7,327)
Vessel operating and supervision costs	11	(40,688)	(42,446)	(79,941)	(86,083)
Depreciation	4, 5	(48,493)	(58,008)	(96,183)	(112,841)
General and administrative expenses	10	(13,498)	(6,884)	(25,240)	(16,902)
Loss on disposal of non-current assets	4	—	—	—	(577)
Impairment loss	4	—	(28,027)	—	(56,911)
Profit from operations		64,650	78,736	167,380	149,178
Financial costs	16	(51,216)	(39,466)	(90,604)	(76,835)
Financial income		34	353	86	412
(Loss)/gain on derivatives	16	(6,310)	8,330	13,973	45,731
Share of profit of associates	3	553	416	1,120	935
Total other expenses, net		(56,939)	(30,367)	(75,425)	(29,757)
Profit for the period		7,711	48,369	91,955	119,421
Attributable to:
Owners of the Group		(4,784)	45,729	53,150	90,524
Non-controlling interests		12,495	2,640	38,805	28,897
		7,711	48,369	91,955	119,421

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and six months ended June 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
	Notes	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Profit for the period		7,711	48,369	91,955	119,421
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	15	995	972	(103)	(686)
Other comprehensive income/(loss) for the period		995	972	(103)	(686)
Total comprehensive income for the period		8,706	49,341	91,852	118,735
Attributable to:
Owners of the Group		(3,789)	46,701	53,047	89,838
Non-controlling interests		12,495	2,640	38,805	28,897
		8,706	49,341	91,852	118,735

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the six months ended June 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

						(Accumulated
	Share	Preference				deficit)/	Attributable	Non -
	capital	shares	Contributed		Treasury	Retained	to owners of	controlling
	(Note 13)	(Note 13)	surplus	Reserves	shares	earnings	the Group	interests	Total
Balance as of December 31, 2020	954	46	759,822	18,667	(1,340)	(132,780)	645,369	951,768	1,597,137
Net proceeds from GasLog Partners’ public offerings	—	—	—	—	—	—	—	9,593	9,593
Dividend declared (common and preference shares)	—	—	(14,560)	—	—	—	(14,560)	(15,819)	(30,379)
Share-based compensation, net of accrued dividend	—	—	—	3,145	—	—	3,145	—	3,145
Settlement of share-based compensation	—	—	—	(6,534)	1,340	—	(5,194)	—	(5,194)
Profit for the period	—	—	—	—	—	53,150	53,150	38,805	91,955
Other comprehensive loss for the period	—	—	—	(103)	—	—	(103)	—	(103)
Total comprehensive (loss)/income for the period	—	—	—	(103)	—	53,150	53,047	38,805	91,852
Balance as of June 30, 2021	954	46	745,262	15,175	—	(79,630)	681,807	984,347	1,666,154

Balance as of December 31, 2021	954	46	692,536	15,322	—	(65,117)	643,741	924,630	1,568,371
Repurchases of GasLog Partners' preference units	—	—	—	—	—	—	—	(18,740)	(18,740)
Dividend declared (common and preference shares) (Note 13)	—	—	(33,648)	—	—	—	(33,648)	(14,729)	(48,377)
Share-based compensation, net of accrued dividend	—	—	—	468	—	—	468	—	468
Profit for the period	—	—	—	—	—	90,524	90,524	28,897	119,421
Other comprehensive loss for the period	—	—	—	(686)	—	—	(686)	—	(686)
Total comprehensive (loss)/income for the period	—	—	—	(686)	—	90,524	89,838	28,897	118,735
Balance as of June 30, 2022	954	46	658,888	15,104	—	25,407	700,399	920,058	1,620,457

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2021	June 30, 2022
Cash flows from operating activities:
Profit for the period		91,955	119,421
Adjustments for:
Depreciation	4, 5	96,183	112,841
Impairment loss	4	—	56,911
Loss on disposal of non-current assets	4	—	577
Share of profit of associates	3	(1,120)	(935)
Financial income		(86)	(412)
Financial costs		90,604	76,835
Gain on derivatives (excluding realized gain/loss on forward foreign exchange contracts held for trading)	16	(13,918)	(47,558)
Share-based compensation		3,236	463
		266,854	318,143
Movements in working capital		2,558	(6,583)
Net cash provided by operating activities		269,412	311,560
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(333,461)	(117,196)
Proceeds from sale and leaseback, net of commissions		—	123,448
Proceeds from Floating Storage Regasification Unit (“FSRU”) forthcoming sale		—	79,526
Other investments		—	(103)
Dividends received from associate		825	—
Purchase of short-term cash deposits		(2,500)	(10,000)
Financial income received		86	222
Net cash (used in)/provided by investing activities		(335,050)	75,897
Cash flows from financing activities:
Proceeds from loans and bonds, net of discount	17	318,913	312,638
Loan and bond repayments	17	(266,770)	(543,116)
Principal elements of lease payments		(5,498)	(18,707)
Interest paid		(88,407)	(73,511)
Loan/bond modification costs related to the Transaction (as defined in Note 1)		(15,652)	—
Payment of cash collaterals for swaps		(4,480)	—
Release of cash collaterals for swaps		19,717	990
Payment of loan and bond issuance costs	17	(4,708)	(1,580)
Loan issuance costs received	17	379	—
Payment of equity raising costs		(124)	(20)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)		10,000	—
Dividends paid (common and preference)		(32,895)	(55,400)
Repurchase of GasLog Partners’ preference units		—	(18,740)
Net cash used in financing activities		(69,525)	(397,446)
Effects of exchange rate changes on cash and cash equivalents		(52)	(480)
Decrease in cash and cash equivalents		(135,215)	(10,469)
Cash and cash equivalents, beginning of the period		367,269	282,246
Cash and cash equivalents, end of the period		232,054	271,777

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the period		16,911	12,130
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		169	169
Equity raising costs included in liabilities at the end of the period		283	—
Loan issuance costs included in liabilities at the end of the period	17	712	211
Dividend declared included in liabilities at the end of the period		—	2,516
Liabilities related to leases at the end of the period		3	—
Non-cash prepayment of lease payments		—	26,557
Capitalized imputed interest included in long-term liabilites		—	1,198

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2021 and 2022

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Company” or “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

On February 21, 2021, GasLog entered into an agreement and plan of merger (the ‘‘Merger Agreement’’) with BlackRock’s Global Energy & Power Infrastructure Team (collectively, ‘‘GEPIF’’), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders of GasLog Ltd. for a purchase price of $5.80 in cash per share (the ‘‘Transaction’’). On June 4, 2021, the special general meeting of shareholders (the “Special Meeting”) was held, and shareholders approved (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement. Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”) was suspended and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (“Preference Shares”) remain outstanding and continue to trade in the NYSE under the ticker symbol “GLOG PR A”.

Following the consummation of the Transaction on June 9, 2021, the Company, Blenheim Holdings Ltd., Blenheim Special Investments Holding Ltd. and Olympic LNG Investments Ltd. (collectively, the “Rolling Shareholders”) and GEPIF entered into a shareholders’ agreement with respect to the governance of the Company (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the board of directors of the Company were reduced to five persons, and the Rolling Shareholders that are party to the Shareholders’ Agreement will appoint a majority of the Company’s board of directors in accordance with the terms of the Shareholders’ Agreement. In addition, Peter G. Livanos holds a proxy to vote the shares of the Rolling Shareholders under the terms of the Shareholders’ Agreement and, as a result of holding such proxy, controls more than a majority of the voting stock of the Company and controls the right to appoint a majority of the board of the Company.

As of June 30, 2022, GasLog held a 33.2% ownership interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. All subsidiaries included in the unaudited condensed consolidated financial statements are 100% held (either directly or indirectly) by GasLog, except for GasLog Partners and its subsidiaries. In comparison to the Group’s structure for the year ended December 31, 2021, no new subsidiaries were established or acquired in the six months ended June 30, 2022.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2021, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 9, 2022.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2021 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2021.

On August 4, 2022, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

As of June 30, 2022, GasLog’s current assets totaled $450,737, while current liabilities totaled $511,770, resulting in a negative working capital position of $61,033. Current liabilities include $72,901 of unearned revenue in relation to hires received in advance of June 30, 2022 (which represents a non-cash liability that will be recognized as revenue in July as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Management anticipates that its primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations, existing and future borrowings and future sale and leaseback transactions. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its financial covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current period which were relevant to the Group or material with respect to the Group’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and to help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments will be effective for annual periods beginning on or after January 1, 2023. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Group’s financial statements.

3. Investment in Associates

The movements in investment in associates are reported in the following table:

June 30, 2022
As of January 1, 2022	23,508
Additions	103
Share of profit of associates	935
As of June 30, 2022	24,546

4. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

		Office property	Total
		and other	tangible fixed	Vessels under
	Vessels	tangible assets	assets	construction
Cost
As of January 1, 2022	6,265,547	37,219	6,302,766	33,916
Additions	1,406	3,438	4,844	113,843
Disposal	(206,718)	—	(206,718)	—
Transfer under Vessels held for sale	(324,034)	—	(324,034)	—
Fully amortized fixed assets	—	(152)	(152)	—
As of June 30, 2022	5,736,201	40,505	5,776,706	147,759

Accumulated depreciation and Impairment loss
As of January 1, 2022	1,293,264	6,673	1,299,937	10,977
Depreciation	85,517	373	85,890	—
Disposal	(56,136)	—	(56,136)	—
Transfer under Vessels held for sale	(210,599)	—	(210,599)	—
Impairment loss	56,911	—	56,911	—
Fully amortized fixed assets	—	(152)	(152)	—
As of June 30, 2022	1,168,957	6,894	1,175,851	10,977

Net book value
As of December 31, 2021	4,972,283	30,546	5,002,829	22,939
As of June 30, 2022	4,567,244	33,611	4,600,855	136,782

Vessels with an aggregate carrying amount of $4,567,244 as of June 30, 2022 (December 31, 2021: $4,972,283) have been pledged as collateral under the terms of the Group’s credit facilities.

On February 2, 2022, GasLog entered into an agreement for the sale of the GasLog Chelsea, a 153,600 cubic meters (“cbm”) tri-fuel diesel electric propulsion (“TFDE”) LNG carrier built in 2010 to Gastrade S.A. (“Gastrade”) for $265,086, payable in installments, following its conversion to an FSRU expected to be completed by the fourth quarter of 2023. The proceeds from the sale of the GasLog Chelsea and specifically the amounts already received as June 30, 2022 and to be received in the future were considered as a significant financing component according to IFRS 15 Revenue from Contracts with Customers and were recognized under Other non-current liabilities. Consequently, the Group assessed the interest to be capitalized over time relating to the transaction, which as of June 30, 2022 was $1,198 and was included in Vessels Under Construction. Following the signing of this agreement, as of March 31, 2022, the vessel was remeasured at the lower of its carrying amount and its recoverable amount (value in use), and a non-cash impairment loss of $19,350 was recorded. On February 3, 2022, GasLog, through its subsidiary GAS-fifteen Ltd., issued a Final Notice to Proceed to Keppel Shipyard Ltd. to convert the GasLog Chelsea, into a FSRU in connection with the Final Investment Decision (“FID”) taken by Gastrade for the construction of a regasification terminal in Alexandroupolis.

On March 28, 2022, GAS-six Ltd. completed the sale and leaseback of the GasLog Skagen with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”) (Note 5). During the six-month period ended June 30, 2022, the carrying amount of the vessel ($160,116) was initially remeasured at the lower between carrying amount and fair value less costs to sell and a non-cash impairment loss of $9,534 was recorded. Subsequently, upon sale, a loss of $577 arising from the sale and leaseback transaction was recorded in the consolidated statement of profit or loss.

On June 27, 2022, GAS-twenty Ltd., the vessel-owning entity of the Methane Shirley Elisabeth, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction expected to be completed in the third quarter of 2022. Also, as of June 30, 2022, GasLog Partners was pursuing an agreement for the sale and lease-back of a second steam turbine propulsion (“Steam”) vessel. All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of the reporting date with respect to both vessels. As a result, the carrying amounts of the Methane Shirley Elisabeth ($67,339) and the second vessel ($74,123) were remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $14,664 and $13,363, respectively, and were reclassified as “Vessels held for sale” (within current assets).

As of June 30, 2022, the Company concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its remaining vessels.

Vessels under construction

As of June 30, 2022, GasLog has the following newbuildings on order at Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“Daewoo”):

	Date of	Estimated	Cargo Capacity
LNG Carrier	agreement	delivery	cbm
Hull No. 2532	November 2021	Q3 2024	174,000
Hull No. 2533	November 2021	Q3 2024	174,000
Hull No. 2534	November 2021	Q3 2025	174,000
Hull No. 2535	November 2021	Q4 2025	174,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures.

5. Leases

On March 28, 2022, GasLog’s subsidiary, GAS-six Ltd. completed the sale and leaseback of the GasLog Skagen with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessel to third parties. The vessel was sold to CDBL for net proceeds of $123,448. GasLog leased back the vessel under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation. The sale and leaseback meets the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $83,969 and a corresponding lease liability of $57,412.

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Properties	Other	Total
As of January 1, 2022	356,555	1,640	4,823	17	363,035
Additions, net	83,969	718	18	—	84,705
Depreciation	(25,660)	(665)	(624)	(2)	(26,951)
As of June 30, 2022	414,864	1,693	4,217	15	420,789

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2022	302,850
Additions, net	58,147
Interest expense on leases (Note 16)	6,686
Payments	(25,390)
As of June 30, 2022	342,293
Lease liabilities, current portion	41,758
Lease liabilities, non-current portion	300,535
Total	342,293

6. Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2021	June 30, 2022
Various guarantees	603	585
Other long-term assets	4,263	4,068
Total	4,866	4,653

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2021	June 30, 2022
Amounts due within one year	565,503	303,608
Less: unamortized premium	144	—
Less: unamortized deferred loan/bond issuance costs	(12,486)	(11,758)
Borrowings, current portion	553,161	291,850
Amounts due after one year	3,152,426	3,175,032
Less: unamortized discount	—	(2,271)
Less: unamortized deferred loan/bond issuance costs	(47,367)	(46,830)
Borrowings, non-current portion	3,105,059	3,125,931
Total	3,658,220	3,417,781

Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2021, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 13 “Borrowings”.

On March 28, 2022, the outstanding indebtedness of GAS-six Ltd., in the amount of $102,011 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 5). The relevant advances of the loan agreement were cancelled and the respective unamortized loan fees of $1,150 written-off to the consolidated statement of profit or loss.

During the six months ended June 30, 2022, the Group repaid and prepaid $126,105 in accordance with the repayment terms under its loan facilities.

The current portion of borrowings includes an amount of $69,125 (debt less unamortized loan issuance costs) with respect to the two Steam vessels reclassified under “Vessels held for sale” as of June 30, 2022 (Note 4).

The carrying amount of the Group’s credit facilities recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 13 “Borrowings”.

On March 21, 2022, GasLog completed the refinancing of the 8.875% Senior Notes due 2022 (the “8.875% Senior Notes”) (the “Refinancing”) in connection with the Note Purchase Agreement (the “Note Purchase Agreement”) entered into on September 24, 2021 between GasLog and certain affiliates of The Carlyle Group and EIG Management Company, LLC and Wilmington Trust (London) Limited, as administrative agent, for an amount of up to $325,000 of 7.75% Notes due 2029 (the “7.75% Notes”).

During the six months ended June 30, 2022, the Group drew down $315,000 from the 7.75% Notes. The Group used the proceeds of the 7.75% Notes to repay the $315,000 of 8.875% Senior Notes at maturity.

The carrying amount under the Norwegian Kroner (‘‘NOK’’) bond maturing in 2024 (the “NOK 2024 Bonds”), net of unamortized financing costs as of June 30, 2022 is $90,112 (carrying amount under the NOK 2024 Bonds as of December 31, 2021: $101,129) while their fair value is $91,158 based on a USD/NOK exchange rate of 0.1011 as of June 30, 2022 (December 31,2021 : $105,990, based on a USD/NOK exchange rate of 0.1135).

As of December 31, 2021, commitment, arrangement, upfront and legal and other fees of $5,564 for obtaining the undrawn amount of the financing are classified under Deferred financing costs in the statement of financial position and were netted off debt on the respective drawdown date (June 30, 2022: nil).

The carrying amount under the 7.75% Notes, net of unamortized financing costs and discount as of June 30, 2022, is $305,869 (carrying amount under the 8.875% Senior Notes, net of unamortized financing costs and premium as of December 31, 2021: $314,738).

The Group was in compliance with its financial covenants as of June 30, 2022.

8. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31,	June 30,
	2021	2022
Other receivables	18	14
Total	18	14

Current Liabilities

Amounts due to related parties

	December 31,	June 30,
	2021	2022
Ship management creditors	119	213
Amounts due to related parties	27	28

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $28 as of June 30, 2022 (December 31, 2021: $27) are expenses paid by a related party on behalf of the Group for the office lease and other operating expenses.

9. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Revenues from long-term fleet	115,522	132,337	233,681	265,268
Revenues from spot fleet	57,293	83,521	144,256	164,092
Revenues from vessel management services	195	238	400	459
Total	173,010	216,096	378,337	429,819

Management allocates vessel revenues to two categories: a) spot fleet and b) long-term fleet, which reflects its commercial strategy. Specifically, the spot fleet category contains all vessels that have contracts with initial duration of up to five years. The long-term fleet category contains all vessels that have charter party agreements with initial duration of more than five years. Both categories, exclude optional periods.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Employee costs	4,417	2,707	9,199	8,433
Share-based compensation	2,461	203	3,099	463
Amortization of long-term employee benefits	434	817	434	1,160
Other expenses	6,186	3,157	12,508	6,846
Total	13,498	6,884	25,240	16,902

General and administrative expenses include restructuring costs comprising of termination benefits, accelerated amortization for stock plan and restructuring obligation, of $211 and $1,689 for the three and six months ended June 30, 2022, respectively ($93 and $144 for the three and six months ended June 30, 2021, respectively) pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office.

On April 1, 2022, the Company granted $6,000 of cash settled awards to selected employees, in consideration of their key roles in the Company’s operations and their continuing commitment to its success. This grant will be settled 25% on each of the first and second anniversary (April 1 of 2023 and 2024, respectively) and 50% on the third anniversary (April 1, 2025), without performance conditions. It is subject to the employees’ continuing employment with the Company. These obligations are classified as Long-term liabilities and are measured as the present value of expected future payments to be made with any unwind in the discount reflected in the consolidated statement of profit or loss. The expense of the period is included in Amortization of long-term employee benefits in the table above.

GasLog had granted to executives, managers and certain employees of the Group, Restricted Stock Units (‘‘RSUs’’), Stock Appreciation Rights or Stock Options (collectively, the ‘‘SARs’’) and Performance Stock Units (‘‘PSUs’’) in accordance with its 2013 Omnibus Incentive Compensation Plan (the ‘‘Plan’’). The terms of the Plan and the assumptions for the valuation of the RSUs, the SARs and the PSUs have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 22 “Share-Based Compensation”.

Following the consummation of the Transaction, the previously unvested RSUs and PSUs vested; the PSUs vested assuming 100% achievement of performance conditions. In addition, all SARs have been cancelled and replaced by cash consideration. For the three and six months ended June 30, 2022, the accelerated amortization for the stock plan termination amounted to nil ($1,949 for the three and six months ended June 30, 2021).

Other expenses include legal and professional costs relating to the Transaction of $10 and $132 for the three and six months ended June 30, 2022, respectively ($3,084 and $6,801 for the three and six months ended June 30, 2021, respectively).

11. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Crew and vessel management employee costs	24,819	27,569	49,661	56,113
Technical maintenance expenses	9,573	8,417	17,749	16,596
Other vessel operating expenses	6,296	6,460	12,531	13,374
Total	40,688	42,446	79,941	86,083

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31,	June 30,
	2021	2022
Unearned revenue	69,768	72,901
Accrued off-hire	2,461	3,231
Accrued purchases	10,169	6,743
Accrued interest	26,186	33,790
Other accruals	44,917	33,120
Total	153,501	149,785

13. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of June 30, 2022, the share capital consisted of 95,389,062 issued and outstanding common shares, par value $0.01 per share and 4,600,000 preference shares issued and outstanding.

Dividend distributions

GasLog’s dividend distributions for the period ended June 30, 2022, are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 23, 2022	Common	$0.15	March 1, 2022	14,308
March 9, 2022	Preference	$0.546875	April 1, 2022	2,516
May 10, 2022	Common	$0.15	May 12, 2022	14,308
May 10, 2022	Preference	$0.546875	July 1, 2022	2,516
Total				33,648

In the period ended June 30, 2022, the board of directors of the Partnership approved and declared cash distributions of $719 and of $14,010 for the common units and preference units, respectively, held by non-controlling interests.

14. Commitments and Contingencies

(a)	Commitments relating to the vessels under construction (Note 4) as of June 30, 2022, payable to Daewoo were as follows:

June 30, 2022
Period
Not later than one year	144,371
Later than one year and not later than three years	351,426
Later than three years and not later than five years	246,196
Total	741,993

(b)Future minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 5), as of June 30, 2022 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

June 30, 2022
Period
Not later than one year	580,030
Later than one year and not later than two years	408,284
Later than two years and not later than three years	334,206
Later than three years and not later than four years	304,958
Later than four years and not later than five years	227,182
Later than five years	267,423
Total	2,122,083

Future gross minimum lease payments disclosed in the above table exclude the lease payments of the vessels that are under construction as of June 30, 2022 (Note 4).

(c)	In the period commencing September 2017 until June 2021, GasLog LNG Services Ltd. entered into new or renewed maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of twenty-four LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.
(d)	In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of June 30, 2022, ballast water management systems had been installed on fourteen out of the nineteen vessels.
(e)	In October 2021, GasLog LNG Services entered into long term service agreements with Hyundai Global Service Europe B.V. (“Hyundai”) in respect of six of GasLog’s vessels. The agreement covers the supply of spare parts and/or services to maintain the engines of these vessels for a period of five years.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

15. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31,	June 30,
	2021	2022
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	8,975
Forward foreign exchange contracts	91	247
Derivative assets designated and effective as hedging instruments carried at fair value
Cross-currency swaps	2,418	—
Total	2,509	9,222
Derivative financial instruments, current assets	596	4,100
Derivative financial instruments, non-current assets	1,913	5,122
Total	2,509	9,222

The fair value of the derivative liabilities is as follows:

	December 31,	June 30,
	2021	2022
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	53,192	291
Forward foreign exchange contracts	1,020	3,150
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross-currency swaps	—	8,688
Total	54,212	12,129
Derivative financial instruments, current liability	25,518	4,494
Derivative financial instruments, non-current liability	28,694	7,635
Total	54,212	12,129

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the London Interbank Offered Rate (“LIBOR”), and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Group’s interest rate swaps held for trading as of December 31, 2021, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 26 “Derivative Financial Instruments”. During the six months ended June 30, 2022, the Group did not enter into any new interest rate swaps held for trading.

The Group’s interest rate swaps held for trading were not designated as cash flow hedging instruments. The change in the fair value of the interest rate swaps held for trading for the three and six months ended June 30, 2022 amounted to a net gain of $16,090 and a net gain of $61,876, respectively (for the three and six months ended June 30, 2021: a net gain of $3,718 and a net gain of $32,044, respectively), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three and six months ended June 30, 2022, the net gain of $16,090 and $61,876, respectively derived from changes in the LIBOR curve.

Cross currency swap agreements

The principal terms of the Group’s cross currency swaps’ (“CCS”) designated as cash flow hedging instruments as of December 31, 2021, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 26 “Derivative Financial Instruments”. During the six months ended June 30, 2022, the Group did not enter any CCS designated as cash flow hedging instruments.

For the three and six months ended June 30, 2022, the effective portion of changes in the fair value of CCSs amounting to a loss of $12,557 and a loss of $11,858, respectively, has been recognized in Other comprehensive income/(loss) (for the three and six months ended June 30, 2021: a gain of $1,024 and a loss of $153, respectively). For the three and six months ended June 30, 2022, a loss of $117 and gain of $2, respectively, was recycled to profit or loss representing the realized gain on CCSs in relation to the interest expenses component of the hedge (for the three and six months ended June 30, 2021: a gain of $106 and $157, respectively). Additionally, for the three and six months ended June 30, 2022, a gain of $13,412 and a gain of $11,174, respectively, was recognized in Other comprehensive income/(loss) in relation to the translation of the NOK Bonds in USD as of June 30, 2022 (for the three and six months ended June 30, 2021: a gain of $77 and a gain of $207, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Singapore dollars (‘‘SGD’’). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading as of December 31, 2021, have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 26 “Derivative Financial Instruments”.

During the six months ended June 30, 2022, the Group entered the following forward foreign exchange contracts which remain unsettled as of June 30, 2022:

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	Contracts	Settlement Dates	(USD/EUR)	(in thousands)
GasLog	Citibank Europe PLC UK	February 2022	1	October 2022	1.1279	€3,500
GasLog	HSBC	February 2022	3	January-March 2023	1.1373-1.1403	€1,500
GasLog	ABN Amro Bank N.V.	February 2022	2	November-December 2022	1.1327-1.1344	€2,000
GasLog	DNB	April 2022	6	January-June 2023	1.1000	€6,000
GasLog	OCBC	April 2022	3	January-March 2023	1.1051-1.1098	€3,000
GasLog	DNB	June 2022	6	July-December 2023	1.1300	€6,000
					Total	€22,000

					Fixed	Total Exchange
			Number of		Exchange Rate	Amount
Company	Counterparty	Trade Date	Contracts	Settlement Dates	(USD/SGD)	(in thousands)
GasLog	HSBC	April 2022	2	September-October 2022	1.3612-1.3622	S$	4,000
GasLog	ABN Amro Bank N.V.	April 2022	2	September-October 2022	1.3615-1.3624	S$	4,000
GasLog	OCBC	April 2022	2	September-October 2022	1.3633-1.3643	S$	8,000
GasLog	Nordea Bank Abp	May 2022	2	October 2022	1.3742-1.3825	S$	3,000
GasLog	ABN Amro Bank N.V.	May 2022	1	October 2022	1.3738	S$	1,000
GasLog	ABN Amro Bank N.V.	June 2022	2	October 2022 - February 2023	1.3845-1.3888	S$	7,500
GasLog	Citibank Europe PLC UK	June 2022	2	October 2022 - February 2023	1.3846-1.3889	S$	4,500
GasLog	Goldman Sachs Bank Europe SE	June 2022	2	October 2022 - February 2023	1.3768-1.3836	S$	3,500
GasLog	OCBC	June 2022	1	February 2023	1.3852	S$	2,500
					Total	S$	38,000

Apart from the abovementioned contracts the Group did not enter any other forward foreign exchange contracts, while 43 contracts expired with staggered maturities from January to June 2022.

The Group’s forward foreign exchange contracts were not designated as cash flow hedging instruments as of June 30, 2022. The change in the fair value of these contracts for the three and six months ended June 30, 2022, amounted to a net loss of $1,668 and a net loss of $1,974, respectively (for the three and six months ended June 30, 2021: a net gain of $331 and a net loss of $587, respectively), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on derivatives.

16. Financial Costs and Loss/(gain) on Derivatives

An analysis of financial costs and loss/(gain) on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Amortization and write-off of deferred loan/bond issuance costs/premium and discount	3,603	3,526	10,717	8,337
Interest expense on loans	20,592	23,469	41,364	43,232
Interest expense on bonds and realized loss on CCSs	8,608	8,129	17,289	16,795
Interest expense on leases	2,412	3,530	4,826	6,686
Other financial costs, net	16,001	812	16,408	1,785
Total financial costs	51,216	39,466	90,604	76,835

Unrealized gain on derivative financial instruments held for trading (Note 15)	(4,049)	(14,422)	(31,457)	(59,902)
Realized loss on interest rate swaps held for trading	8,946	4,920	17,653	13,096
Realized (gain)/loss on forward foreign exchange contracts held for trading	(105)	1,192	(55)	1,827
Ineffective portion of cash flow hedges	1,518	(20)	(114)	(752)
Total loss/(gain) on derivatives	6,310	(8,330)	(13,973)	(45,731)

Other financial costs, net includes an amount of $15,652 for the three and six months ended June 30, 2021, respectively relating to fees (bank consent, legal fees, etc.) to obtain the third-party consents and waivers in connection with the de-listing of the Group’s shares from NYSE after the consummation of the Transaction.

17. Cash Flow Reconciliations

The reconciliation of the Group’s financing activities for the periods ended June 30, 2021, and June 30, 2022, are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

		Other		Deferred
		comprehensive	Non-cash	financing costs,
	Cash flows	income	items	assets	Borrowings
January 1, 2021					3,773,221
Proceeds from loans	318,913	—	—	—	318,913
Loan and bond repayments	(266,770)	—	—	—	(266,770)
Additions in deferred loan fees	(4,329)	—	(392)	(1,905)	(6,626)
Amortization and write-off of deferred loan/bond issuance costs/premium (Note 16)	—	—	10,717	—	10,717
Retranslation of the NOK 2024 Bonds in USD	—	(207)	—	—	(207)
June 30, 2021					3,829,248

		Other		Deferred
		comprehensive	Non-cash	financing costs,
	Cash flows	income	items	assets	Borrowings
January 1, 2022					3,658,220
Proceeds from loans and bonds, net of discount	312,638	—	—	—	312,638
Loan and bond repayments	(543,116)	—	—	—	(543,116)
Additions in deferred loan fees	(1,580)	—	(188)	(5,356)	(7,124)
Amortization and write-off of deferred loan/bond issuance costs/premium and discount (Note 16)	—	—	8,337	—	8,337
Retranslation of the NOK 2024 Bonds in USD	—	(11,174)	—	—	(11,174)
June 30, 2022					3,417,781

A reconciliation of derivatives arising from financing activities is as follows:

	Other
	comprehensive		Net derivative
	loss	Non-cash items	liabilities
January 1, 2021			107,760
Unrealized gain on derivative financial instruments held for trading (Note 16)	—	(31,457)	(31,457)
Ineffective portion of cash flow hedges (Note 16)	—	(114)	(114)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	310	—	310
June 30, 2021			76,499

	Other
	comprehensive		Net derivative
	loss	Non-cash items	liabilities
January 1, 2022			51,703
Unrealized gain on derivative financial instruments held for trading (Note 16)	—	(59,902)	(59,902)
Ineffective portion of cash flow hedges (Note 16)	—	(752)	(752)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	11,858	—	11,858
June 30, 2022			2,907

A reconciliation of lease liabilities arising from financing activities is as follows:

	Cash flows	Non-cash items	Lease liabilities
January 1, 2021			196,170
Interest expense on leases (Note 16)	—	4,826	4,826
Additions	—	2,886	2,886
Payments for interest	(4,826)	—	(4,826)
Principal elements of lease payments	(5,498)	—	(5,498)
June 30, 2021			193,558

	Cash flows	Non-cash items	Lease liabilities
January 1, 2022			302,850
Interest expense on leases (Note 16)	—	6,686	6,686
Additions	—	58,147	58,147
Payments for interest	(6,683)	—	(6,683)
Principal elements of lease payments	(18,707)	—	(18,707)
June 30, 2022			342,293

18. Subsequent Events

On July 6, 2022, the Group entered into four sale and leaseback agreements that provide for the financing of the four LNG carriers on order at Daewoo with CMB Financial Leasing Co., Ltd. (“CMBFL”). The Group will sell the aforementioned newbuildings for a total amount of up to $762,604, raising 92.5% of the newbuilding contract price in form or pre- and post- delivery financing and will lease the newbuildings back for a period of ten years (under a 20-year profile) from each delivery date. GasLog has the option to repurchase the vessels no earlier than the third anniversary of each delivery date. The interest on the outstanding capital is calculated on a daily compounded Secured Overnight Financing Rate (“SOFR”) plus a margin. On July 15, 2022, the amount of $20,611 was drawn under these agreements to partially finance installments already paid by the Company to the shipyard. All future installments (including the delivery installment) will be financed by CMBFL. The delivery installment is subject to a fair market value test.

On August 3, 2022, the board of directors declared a quarterly cash dividend of $0.15 per common share, payable on August 5, 2022 to shareholders of record as of August 4, 2022.

On August 3, 2022, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, payable on October 3, 2022, to holders of record as of September 30, 2022.